

October 7, 2011

Mr. Ron E. Hooper
Senior Vice President, Royalty Management
Dominion Resources Black Warrior Trust
901 Main Street, 17th Floor
Dallas, Texas 75202

      Re: Dominion Resources Black Warrior Trust
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 11, 2011
              Response Letter Dated October 4, 2011
              File No. 1-11335

Dear Mr. Hooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 99.2

1.   We have read your response to prior comment one, in our letter to you dated September 20, 2011, in which you propose to eliminate wording from the report that suggests a limited audience or a limit on investor reliance in future filings. However, we continue to believe it is necessary for you to include a revised report in an amendment to your annual report for the period ended December 31, 2010.

Closing Comments

  You may contact Tracie Towner at (202) 551-3744, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

         Sincerely,

         /s/H. Roger Schwall

         H. Roger Schwall
         Assistant Director